Autolus Therapeutics announces resignation of Chief Financial Officer March 14, 2023 - Dr. Lucinda Crabtree to step down with effect from Q3 2023 – - Search for new CFO has been initiated - LONDON, March 14, 2023 (GLOBE NEWSWIRE) -- Autolus Therapeutics plc   (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced that Dr. Lucinda Crabtree has provided notice of her resignation as Chief Financial Officer of the Company to pursue a new opportunity. Dr Crabtree will remain with the Company until Q3, 2023 in order to ensure a smooth and orderly transition. Autolus has initiated a formal search process for the selection of a new Chief Financial Officer. “I would like to thank Lucinda for the many valuable contributions she has made to Autolus and wish her all the best in her future endeavors,” said Dr. Christian Itin, Chief Executive Officer of Autolus. “We are at an exciting point in the Company’s evolution with obe-cel having reached the primary endpoint of the pivotal FELIX study in an interim analysis and confirming its attractive safety profile in r/r adult ALL patients. We are looking forward to presenting the data covering all patients dosed in the study next quarter, and with the recent fundraise and achievement of key milestones under the Blackstone agreement, we are well positioned to bring this innovative and potentially transformative treatment to an underserved ALL patient population.” “I am grateful for the opportunity to have worked with so many talented and dedicated colleagues at Autolus and am proud of the progress we have made during my time as CFO,” said Dr. Lucinda Crabtree, Chief Financial Officer of Autolus. “2023 promises to be an exciting year for Autolus and I look forward to continuing to contribute to the Company’s progress and will follow its future with great interest.” About Autolus Therapeutics plc Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors. For more information, please visit www.autolus.com. About obe-cel (AUTO1) Obe-cel is a CD19 CAR T cell investigational therapy designed to overcome the limitations in clinical activity and safety compared to current CD19 CAR T cell therapies. Designed to have a fast target binding off-rate to minimize excessive activation of the programmed T cells, obe-cel may reduce toxicity and be less prone to T cell exhaustion, which could enhance persistence and improve the ability of the programmed T cells to engage in serial killing of target cancer cells. In collaboration with Autolus’ academic partner, UCL, obe-cel is currently being evaluated in a Phase 1 clinical trial for B-NHL. Autolus has progressed obe-cel to the FELIX trial, a pivotal trial for adult ALL. About obe-cel FELIX clinical trial Autolus’ Phase 1b/2 clinical trial of obe-cel is enrolling adult patients with relapsed / refractory B-precursor ALL. The trial had a Phase 1b component prior to proceeding to the single arm, Phase 2 clinical trial. The primary endpoint is overall response rate, and the secondary endpoints include duration of response, MRD negative CR rate and safety. The trial is designed to enroll approximately 100 patients across 30 of the leading academic and non-academic centers in the United States, United Kingdom and Europe. [NCT04404660] Forward-Looking Statements This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and in some cases can be identified by terms such as "may," "will," "could," "expects," "plans," "anticipates," and "believes." These statements include, but are not limited to, statements regarding the continued development of Autolus’ obe-cel program including timing of and expectations regarding planned readouts as well as expectations that the final data set will be confirmatory of the data from the interim analysis; expectations the trial will result in sufficient data to support the utility of obe-cel across the full range of disease burden; the status of clinical trials (including, without limitation, expectations regarding the data that is being presented, the expected timing of data releases and development, as well as completion of clinical trials) and development timelines for the Company’s product candidates; the planned submission of a Biologics License Application for obe-cel by the end of 2023; the expected benefits of the Company’s collaborations and partnerships as well as the anticipated receipt of milestone payments; and the sufficiency of the Company’s cash resources and its anticipated cash runway into 2025. Any forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the risks that Autolus’ preclinical or clinical programs do not advance or result in approved products on a timely or cost effective basis or at all; the results of early clinical trials are not always being predictive of future results; the cost, timing, and results of clinical trials; that many product candidates do not become approved drugs on a timely or cost effective basis or at all; the ability to enroll patients in clinical trials; possible safety and efficacy concerns; and the impact of the ongoing COVID-19 pandemic on Autolus’ business. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Autolus’ actual results to differ from those contained in the forward-looking statements, see the section titled "Risk Factors" in Autolus' Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2022, as well as discussions of potential risks, uncertainties, and other important factors in Autolus' subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Autolus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Contact: Julia Wilson +44 (0) 7818 430877 j.wilson@autolus.com Susan A. Noonan S.A. Noonan Communications +1-917-513-5303 susan@sanoonan.com